UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION

In the Matter of                      )
                                      )      Certificate Pursuant to Rule 24 and
C&T ENTERPRISES, INC., ET AL.         )      Release No. 35-27590 Under the
                                      )      Public Utility Holding Company
File No. 70-10023                     )      Act of 1935
(Public Utility Holding Company       )
Act of 1935)                          )


        On October 31, 2002, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27590 in File No. 70-10023, granting an exemption under Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended, to C&T Enterprises ("C&T"), Tri-County Rural Electric Cooperative, Inc. ("Tri-County"), Claverack Rural Electric Cooperative, Inc. ("Claverack"), and Wilderness Area Utilities ("Wilderness") in relation to C&T's proposed acquisition of Valley Energy, Inc. ("Valley") (collectively, the "Applicants"). The Order required C&T to file certain information (as described in the Order) as well as the financial statements for C&T, Claverack, Tri-County and Valley under Rule 24 within 90 days of the close of the Applicants' fiscal year. In compliance with the Order, the following information is hereby submitted:

        1) the operating margin for each of C&T, Valley, and Valley's New York operations (before intercompany eliminations) and their percentage contribution of each for the past year, to the total combined operating margin (after intercompany eliminations) of C&T and Valley;

        2) Financial Statement of C&T for year ending December 31, 2003; and

        3) Financial Statement of Valley for year ending December 31, 2003.

        The Financial Statements of Claverack and Tri-County for year ending December 31, 2003 have been delayed but will be submitted as soon as they are completed. The Applicants requested an extension of time to file the Financial Statement of Claverack on March 3, 2004. The Applicants just became aware of a delay in the Financial Statements of Tri-County but will file as soon as it is completed and will request an appropriate extension of time in a separate filing.

                                    C&T Enterprises, Inc.

                                    By:    /s/ Robert O. Toombs
                                           --------------------
                                           Robert O. Toombs
                                           Chief Executive Officer and President

                                           C&T Enterprises, Inc.
                                           1775 Industrial Boulevard
                                           Lewisburg, PA 17837

                                    Date: March 30, 2004

                                  Attachment 1

------------------------------------------------------------------------------------------
              Operating Margins (000s) For Period Ending December 31, 2003

------------------------------------------------------------------------------------------
Operating Margin = Gross Revenue less cost of gas and cost of fuel for electric generation (direct pass through to consumer)

------------------------------------------------------------------------------------------
    Year           C&T          Valley (total)                    Valley NY
                Combined
------------------------------------------------------------------------------------------
                              Amount     % of C&T      Amount     % of C&T       % of
                                           Total                    Total       Valley
                                                                                 Total
------------------------------------------------------------------------------------------
    2003         $ 9,915     $ 4,110      41.5 %        $ 877       8.8 %       21.3 %
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

                            C & T Enterprises, Inc.

                          CONSOLIDATED FINANCIAL REPORT

                                DECEMBER 31, 2003

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
TABLE OF CONTENTS







                                                                        PAGE NO.

CONSOLIDATED FINANCIAL STATEMENTS:

    Independent Auditor's Report on the Consolidated Financial Statements    1

    Consolidated Balance Sheets                                              2

    Consolidated Statements of Income                                        3

    Consolidated Statements of Stockholders' Equity                          5

    Consolidated Statements of Cash Flows                                    6

    Notes to Consolidated Financial Statements                               8




SUPPLEMENTARY INFORMATION:

    Independent Auditor's Report on Supplementary Information               21

    Consolidating Balance Sheet, by Company                                 22

    Consolidating Statement of Income, by Company                           24

Beard Miller
Company LLP
---------------
Certified Public Accountants and Consultants



                          INDEPENDENT AUDITOR'S REPORT
                    ON THE CONSOLIDATED FINANCIAL STATEMENTS


To the Board of Directors
C & T Enterprises, Inc.
Lewisburg, Pennsylvania


        We have audited the accompanying consolidated balance sheets of C & T Enterprises, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C & T Enterprises, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 13 to the consolidated financial statements, a Company's subsidiary changed its policy for recognizing unbilled revenue for regulatory purposes in 2003.

                                        /s/ Beard Miller Company LLP




Reading, Pennsylvania
February 12, 2004, except for Note 8 as to which the date is March 17, 2004

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS


                                     ASSETS

                                                                          December 31,
                                                                 ------------------------------
                                                                     2003             2002
                                                                 -------------    -------------

UTILITY PLANT

    Plant in service                                              $34,370,540      $32,385,832
    Accumulated depreciation                                      (13,104,496)     (12,432,970)
                                                                 -------------    -------------

                                                                   21,266,044       19,952,862

    Construction work in progress, at cost                            187,131           78,408
                                                                 -------------    -------------

        Total Utility Plant, Net                                   21,453,175       20,031,270
                                                                 -------------    -------------

OTHER PROPERTY AND INVESTMENTS

    Non-utility property                                            2,935,600          964,876
    Investments, marketable equity securities                         649,193          492,390
    Notes receivable, affiliates                                   10,519,038                0
    Goodwill                                                        4,103,656        4,103,656
    Other                                                              78,261            5,755
                                                                 -------------    -------------

        Total Other Property and Investments                       18,285,748        5,566,677
                                                                 -------------    -------------

CURRENT ASSETS

    Cash, primarily interest bearing                                1,179,823        1,764,488
    Accounts receivable:
        Customers, less allowance for uncollectible accounts
           2003 $108,133; 2002 $105,122                             2,181,146        1,313,541
        Unbilled revenue                                            1,050,075        1,196,450
        Other                                                          99,234           24,321
    Notes receivable, affiliates                                      200,000                0
    Advances, affiliates                                              983,813          944,472
    Inventories                                                     3,273,381        1,258,866
    Prepaid expenses                                                  113,356           97,127
    Under recovered natural gas costs                                 574,980                0
    Deferred income taxes                                             114,226          482,916
                                                                 -------------    -------------

        Total Current Assets                                        9,770,034        7,082,181
                                                                 -------------    -------------

DEFERRED DEBITS AND OTHER

    Accounts receivable, affiliates                                   705,799          472,500
    Under recovered natural gas costs                                 477,802          983,051
    Prepaid expenses and other                                        198,639          241,728
                                                                 -------------    -------------

        Total Deferred Debits and Other                             1,382,240        1,697,279
                                                                 -------------    -------------

        Total Assets                                              $50,891,197      $34,377,407
                                                                 =============    =============


See notes to consolidated financial statements.
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                          December 31,
                                                                 ------------------------------
                                                                     2003             2002
                                                                 -------------    -------------

STOCKHOLDERS' EQUITY

    Common stock, no par value; authorized 100,000 shares;
        issued and outstanding 2,000 shares                      $  8,660,130     $  6,400,633
    Retained earnings                                                 637,676           66,670
    Accumulated other comprehensive loss                             (131,846)        (246,347)
                                                                 -------------    -------------

        Total Stockholders' Equity                                  9,165,960        6,220,956
                                                                 -------------    -------------

LONG-TERM DEBT                                                     31,101,777       20,397,594
                                                                 -------------    -------------

CURRENT LIABILITIES

    Line of credit                                                  3,370,000        1,100,000
    Current maturities of long-term debt                              394,691          283,125
    Accounts payable                                                1,035,153          560,219
    Due for purchased electricity and natural gas                   1,610,374        1,691,868
    Regulatory liability                                                    0          935,370
    Over recovered natural gas costs                                        0          433,949
    Accrued expenses                                                1,039,163          572,895
    Deposits:
       Customer deposits                                              199,073          176,344
       Affiliates                                                     499,000          499,000
    Accrued taxes                                                     148,322          257,075
                                                                 -------------    -------------

        Total Current Liabilities                                   8,295,776        6,509,845
                                                                 -------------    -------------

DEFERRED CREDITS AND OTHER LIABILITIES

    Deferred investment tax credits                                     3,244            6,248
    Deferred income taxes                                             560,802          176,162
    Deferred benefits and other                                        39,175           45,530
    Regulatory liability                                              328,435           69,952
    Accrued postretirement cost                                     1,221,200          899,500
    Other liabilities                                                 174,828           51,620
                                                                 -------------    -------------

        Total Deferred Credits and Other Liabilities                2,327,684        1,249,012
                                                                 -------------    -------------


        Total Liabilities and Stockholders' Equity                $50,891,197       $34,377,407
                                                                 =============    ==============


--------------------------------------------------------------------------------
                                     2              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME




                                                                    Years Ended December 31,
                                                                 ------------------------------
                                                                     2003             2002
                                                                 -------------    -------------

OPERATING REVENUES

    Electric                                                      $12,394,514      $11,653,999
    Natural gas                                                    10,845,200        2,038,841
    Petroleum products and other lubricants                         8,548,509                0
                                                                 -------------    -------------

        Total Operating Revenues                                   31,788,223       13,692,840
                                                                 -------------    -------------

OPERATING EXPENSES

    Electric purchased                                              8,394,782        7,886,867
    Natural gas purchased                                           6,734,506        1,324,396
    Cost of petroleum products and other lubricants                 6,743,111                0
    Other operating expenses                                        5,876,671        1,881,961
    Depreciation and amortization                                   1,816,713          785,512
    Taxes, other than income                                        1,153,812          797,217
                                                                 -------------    -------------

        Total Operating Expenses                                   30,719,595       12,675,953
                                                                 -------------    -------------

        Income from Operations                                      1,068,628        1,016,887
                                                                 -------------    -------------

OTHER INCOME

    Interest and dividends                                             91,169           40,445
    Other                                                             226,951           64,348
                                                                 -------------    -------------

        Total Other Income                                            318,120          104,793
                                                                 -------------    -------------

OTHER EXPENSES

    Interest                                                          934,004          538,480
    Loss on sale of investments                                       128,908                0
    Other                                                             148,765           30,333
                                                                 -------------    -------------

        Total Other Expenses                                        1,211,677          568,813
                                                                 -------------    -------------

        Income before Income Taxes                                    175,071          552,867
                                                                 -------------    -------------


See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                                     3              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)




                                                                   Years Ended December 31,
                                                                 -----------------------------
                                                                     2003             2002
                                                                 ------------      -----------

        Income before Income Taxes (Brought Forward)                 $175,071         $552,867
                                                                 -------------    -------------

INCOME TAXES

    Federal                                                            31,358          151,868
    State                                                              95,594           81,404
                                                                 -------------    -------------

        Total Income Taxes                                            126,952          233,272
                                                                 -------------    -------------

        Income before Cumulative Effect of Change in                   48,119          319,595
           Accounting Principle

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE,
    NET OF TAX EXPENSE OF $357,296                                    522,887                0
                                                                 -------------    -------------

        Net Income                                                $   571,006       $  319,595
                                                                 =============    =============


See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                                     4              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2003 and 2002




                                                                              Accumulated
                                                            Retained             Other
                                            Common          Earnings         Comprehensive
                                            Stock           (Deficit)            Loss              Total
                                          --------        ------------      ---------------      --------

BALANCE - DECEMBER 31,
  2001                                     $3,300,633         ($252,925)        ($147,463)        $2,900,245
                                                                                                -------------

    Comprehensive income:
        Net income                                  0           319,595                 0            319,595
        Change in net
          unrealized holding
          losses on
          investments arising
          during the period                         0                 0           (98,884)           (98,884)
                                                                                                -------------

        Total Comprehensive
           Income                                                                                    220,711
                                                                                                -------------


    Capital contribution                    3,100,000                 0                 0          3,100,000
                                         -------------     -------------     -------------      -------------

BALANCE - DECEMBER 31,
  2002                                      6,400,633            66,670          (246,347)         6,220,956
                                                                                                -------------

    Comprehensive income:
        Net income                                  0           571,006                 0            571,006
        Change in net
          unrealized holding
          losses on
          investments arising
          during the period,
          less reclassification
          adjustment                                0                 0           114,501            114,501
                                                                                                -------------

        Total Comprehensive
           Income                                                                                    685,507
                                                                                               -------------

    Capital contribution                    2,259,497                 0                 0          2,259,497
                                         -------------     -------------     -------------      -------------

BALANCE - DECEMBER 31,
  2003                                     $8,660,130          $637,676         ($131,846)        $9,165,960
                                         =============     =============     =============      =============



See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                                     5              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                   Years Ended December 31,
                                                                 -----------------------------
                                                                     2003             2002
                                                                 -----------       -----------

CASH FLOWS FROM OPERATING ACTIVITIES

    Net income                                                      $ 571,006        $ 319,595
    Adjustments to reconcile net income to net cash
      provided by (used in) operating activities:
           Depreciation and amortization                            1,816,713          785,512
           Loss on disposal of property and equipment                  54,048                0
           Loss on sale of investments                                128,908                0
           Provision for doubtful accounts                            288,731           25,352
           (Increase) decrease in assets:
               Accounts receivable                                   (731,420)        (736,950)
               Advances, affiliates                                  (236,191)        (213,604)
               Inventories                                         (1,477,883)         370,764
               Prepaid expenses and other                              70,602          (27,645)
               Prepaid taxes                                                0           33,917
               Under/over recovered natural gas costs                (951,820)        (599,937)
           Increase (decrease) in liabilities:
               Accounts payable                                        31,220          151,221
               Due for purchased electricity and natural gas          (81,494)         628,289
               Regulatory liability                                  (928,212)         278,008
               Accrued expenses                                        31,832           15,905
               Accrued taxes                                         (165,698)         257,075
               Deposits                                                22,729            1,559
               Deferred investment tax credits                         (3,004)          (4,011)
               Deferred income taxes                                  584,922           22,243
               Other deferred credits and liabilities                 315,345          202,069
               Stranded cost recovery payable to electric supplier          0           (1,007)
               Other liabilities                                      (41,792)            (501)
                                                                 -------------    -------------

           Net Cash Provided by (Used in) Operating Activities       (701,458)       1,507,854
                                                                 -------------    -------------

CASH FLOWS FROM INVESTING ACTIVITIES

    Acquisition of business assets of Valley Cities Gas, net of
        liabilities assumed                                          (298,311)     (15,883,519)
    Acquisition of business assets of Witter Oil and Gas             (200,000)               0
    Proceeds from disposal of property and equipment                   81,857                0
    Additions to utility plant                                     (1,783,850)      (1,067,488)
    Other changes in utility plant, net                               (43,028)         (17,692)
    Proceeds from sales of investments                                 87,663                0
    Purchases of investment securities                                (90,467)               0
    Cash received upon transfer of Susquehanna Energy Plus, Inc.      468,727                0
    Loans to affiliates                                           (10,719,038)               0
    Other                                                             (11,426)             324
                                                                 -------------    -------------

           Net Cash Used in Investing Activities                  (12,507,873)     (16,968,375)
                                                                 -------------    -------------


See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                                     6              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


                                                                    Years Ended December 31,
                                                                ------------------------------
                                                                     2003             2002
                                                                ------------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES

    Net borrowings on line of credit                             $  2,270,000     $    850,000
    Proceeds from long-term borrowings                             10,719,038       12,000,000
    Principal payments on long-term debt                             (364,372)         (56,954)
    Proceeds from stockholders' capital contributions                       0        3,100,000
                                                                 -------------    -------------

           Net Cash Provided by Financing Activities               12,624,666       15,893,046
                                                                 -------------    -------------

           Net Increase (Decrease) in Cash                           (584,665)         432,525

CASH - BEGINNING                                                    1,764,488        1,331,963
                                                                 -------------    -------------

CASH - ENDING                                                     $ 1,179,823     $  1,764,488
                                                                 =============    =============

SUPPLEMENTARY CASH FLOWS INFORMATION

    Interest paid                                                $    934,004     $    538,480
                                                                 =============    =============

    Income taxes paid                                            $    279,568     $     71,559
                                                                 =============    =============

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND
    FINANCING ACTIVITIES

    Net assets of Susquehanna Energy Plus, Inc. contributed by   $  2,260,000     $          0
        stockholder                                              =============    =============


See notes to consolidated financial statements.
--------------------------------------------------------------------------------
                                     7              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 1 - PRINCIPLES OF CONSOLIDATION AND NATURE OF BUSINESS

           The consolidated financial statements include the accounts of C & T Enterprises, Inc. (C & T), a holding company, and its subsidiaries, Citizens' Electric Company of Lewisburg, PA. (Citizens), Valley Energy, Inc. (Valley Energy) and Susquehanna Energy Plus, Inc. (Susquehanna Energy). The Companies are collectively referred to herein as the Company. The accompanying financial statements include the operations of Valley Energy from November 7, 2002 and Susquehanna Energy from January 1, 2003. All significant intercompany accounts and transactions have been eliminated.

           Citizens is a regulated public utility distributing electric service in parts of Union and Northumberland Counties, Pennsylvania. Valley Energy is a regulated public utility distributing natural gas to customers in the Sayre, Pennsylvania area, including Athens, Towanda, Wysox and Waverly, New York. Citizens and Valley Energy are hereinafter collectively referred to as the regulated operations. Susquehanna Energy's principal business activities include the sale of petroleum products, the sale and repair of home heating and air conditioning systems and the sale of lubricants and propane. Susquehanna Energy's operations are located in Mansfield, Pennsylvania.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

           Basis of Accounting

               The Company utilizes the accrual method of accounting which recognizes revenues when earned and expenses when incurred.

               The Company's regulated operations maintain the accounting records in conformity with the uniform system of accounts as prescribed for public utilities by the Federal Energy Regulatory Commission and adopted by the Pennsylvania Public Utility Commission (PUC) and the New York Public Service Commission (NYPSC).

           Regulation

               The Company prepares the financial statements of its regulated operations in accordance with the provisions of Financial Accounting Standards (FAS) 71, "Accounting for the Effects of Certain Types of Regulation." FAS 71 requires a rate-regulated entity to reflect the effects of regulation in its financial statements as regulatory assets or liabilities. Prior to January 1, 2003, the Company recorded a regulatory liability for the difference between revenue recorded in the financial statements and revenue recorded for rate-making purposes.


--------------------------------------------------------------------------------
                                     8              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

           Goodwill

               The Company tests goodwill for impairment at least annually utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each of its reporting units and compare it to the carrying value, including goodwill, of such reporting unit. If the fair value exceeds the carrying value, no impairment loss is recognized. However, a carrying value that exceeds its fair value may be an indication of impaired goodwill. The amount, if any, of the impairment would then be measured and an impairment loss would be recognized. The Company did not record impairment charges during 2003 and 2002.

           Use of Estimates

               The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               Costs that are refundable or recoverable in future periods through natural gas cost recovery rates are subject to audit and approval by the appropriate regulatory body. Changes to the related asset or liability amounts that result from these audits are recorded as a charge to current operations.

           Revenue Recognition

               The Company records revenue from its regulated operations based on the amounts of electricity and natural gas delivered to customers through the end of each accounting period.

               Valley Energy's revenues also include amounts receivable from customers through natural gas cost recovery clauses, which are adjusted annually. Costs that are recoverable or refundable in future periods through the gas recovery clauses are deferred.

           Accounts Receivable

               Accounts receivable are stated at outstanding balances, less an allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the allowance and subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on past experience, agings of the receivables, adverse situations that may affect a customer's ability to pay, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimates that may be susceptible to significant change. Unpaid balances remaining after the stated payment terms are considered past due.

--------------------------------------------------------------------------------
                                     9              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

           Purchased Electricity and Natural Gas

               Citizens purchases power used by its customers under a wholesale contract expiring in December 2007.

               Valley Energy obtains all of its natural gas from an agreement with an energy broker that expires on March 31, 2006.

           Utility Plant

               Utility plant is carried at cost. Additions to utility plant and replacements of property are capitalized at cost. Retirements of utility plant or replacements are removed from utility plant accounts at cost and these costs plus cost of removal less salvage are charged to accumulated depreciation. Maintenance, repairs and replacement of minor items of plant are charged to operating expense.

               Depreciation of the Company's electric and natural gas utility plant is computed by the straight-line method over the estimated useful lives. These estimated lives are generally as follows:

                                             Electric        Natural Gas
                                           Utility Plant    Utility Plant
                                          ---------------  ---------------
                Distribution plant              25            15 - 50
                General plant                   35             9 - 41
                Equipment                     8 - 15           5 - 15

               The depreciation is computed by the straight-line method. Depreciation expense for utility plant in 2003 and 2002 was $1,182,060 and $546,908, respectively.

           Non-Utility Property

               Non-utility property and equipment are recorded at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred.

               Depreciation is provided using the straight-line method over the estimated useful life of the asset. These lives range from five years for certain vehicles and office equipment to 39 years for certain buildings and improvements.


--------------------------------------------------------------------------------
                                    10              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

           Investments in Marketable Equity Securities

               All marketable equity securities are classified as available for sale. These securities are recorded at fair value, based on quoted market prices and unrealized gains and losses, net of taxes and are reported as a separate component of stockholders' equity. Gains and losses are determined using the specific identification method.

           Cash

               The Company maintains cash balances in checking and daily investment fund accounts. Cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

           Inventories

               Natural gas inventories and materials and supplies inventories are stated at average cost. Petroleum products other than natural gas are stated using the first-in, first-out method.

           Income Taxes

               Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

               Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

           Comprehensive Income

               Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of equity on the balance sheet, such items, along with net income, are components of comprehensive income.

           Reclassifications

               Certain items on the 2002 financial statements have been reclassified to conform to the 2003 financial statement presentation.

--------------------------------------------------------------------------------
                                    11              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - ACQUISITIONS

           On November 7, 2002, the assets of Valley Cities Gas were acquired by Valley Energy. These assets constitute a natural gas distribution company serving the residents and businesses located in the Sayre, Pennsylvania area, including Athens, Towanda, Wysox and Waverly, New York. The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated to assets and liabilities in 2002 as follows, based on their estimated values:

                Assets acquired:
                    Natural gas inventory                       $  1,347,000
                    Accounts receivable                              166,000
                    Unbilled revenues                                686,000
                    Deferred income taxes                            152,000
                    Prepaid expenses                                 283,000
                    Other current assets                             141,000
                    Plant, property and equipment                 14,082,000
                                                                -------------

                      Total Assets Acquired                       16,857,000
                                                                -------------

                Liabilities assumed:
                    Current liabilities                              146,000
                    Regulatory liabilities                            65,000
                    Post retirement benefits                         319,000
                                                                -------------

                      Total Liabilities Assumed                      530,000
                                                                -------------

                                                                 $16,327,000
                                                                =============

                Cost incurred in prior years                    $    444,000

                Cost incurred in 2002                             15,883,000
                                                                -------------

                                                                 $16,327,000
                                                                =============

           In 2003, the Company revised its preliminary estimate of unbilled revenue. This revision resulted in a decrease in the purchase price allocated to unbilled revenue from the original estimate of approximately $686,000 to the revised estimate of approximately $61,000. Also, in 2003, the seller asserted certain claims against Valley Energy for obligations that the seller believes Valley Energy owes but has not yet paid. The total amount of the claim was approximately $850,000. Valley Energy has subsequently made payments on this claim totaling approximately $300,000. The ultimate amount of the remaining claim that Valley Energy will be responsible to pay will not be known until the legal proceedings have concluded. The Company has recorded a liability for the entire amount of the remaining claim as of December 31, 2003. These adjustments to the preliminary purchase price allocation were all recorded in 2003 and resulted in an increase in the gas plant acquisition account, which is included in utility plant on the accompanying balance sheet, of approximately $1,475,000.

--------------------------------------------------------------------------------
                                    12              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 3 - ACQUISITIONS (CONTINUED)

           Under the terms of the asset purchase agreement, Valley Energy may be required to make additional payments to the seller upon the filing and approval of certain rate relief from Valley Energy's regulatory bodies. This contingent payment could result in Valley Energy making additional payments up to a maximum of $3 million to the seller.

           The accompanying consolidated financial statements include the operations of Valley Energy from November 7, 2002.

           The Company's two stockholders have each agreed to contribute businesses to C & T as part of an organizational restructuring plan. The contribution of Susquehanna Energy was effective on January 1, 2003 and the accompanying consolidated financial statements include the operations of this business from that date. The second business that is to be contributed is Wilderness Area Utilities, Inc., and its wholly-owned subsidiary, Wellsboro Electric Company (Wellsboro). Wellsboro is a regulated electric utility company serving the Wellsboro, Pennsylvania area. Regulatory approval must be obtained before the stockholder will be permitted to contribute this business to C & T. The net assets of Susquehanna Energy were recorded by C & T at their historical carrying value. The following presents condensed balance sheet information for Susquehanna Energy on the date that it was transferred to C & T.

                Current assets, including $468,727 of cash        $1,398,000
                Plant, property and equipment                      1,921,000
                Other non-current assets                              64,000
                Current liabilities                                 (958,000)
                Non-current liabilities                             (165,000)
                                                                -------------

                      Net Assets Transferred                      $2,260,000
                                                                =============

           On January 10, 2003, Susquehanna Energy acquired certain assets of the lubricant division of Witter Oil and Gas, located in Port Allegheny, Pennsylvania for $200,000 plus a $140,000 note payable to the former owner. The acquisition was accounted for using the purchase method of accounting. The accompanying consolidated financial statements include the operations of this acquisition from January 10, 2003.


NOTE 4 - INVENTORIES

           Inventories are comprised of the following at December 31:

                                                                     2003             2002
                                                                --------------     -----------
                Natural gas                                        $2,262,720       $1,022,818
                Petroleum products other than natural gas             754,621                0
                Materials and supplies                                256,040          236,048
                                                                 -------------    -------------

                                                                   $3,273,381       $1,258,866
                                                                 =============    =============

--------------------------------------------------------------------------------
                                    13              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 - NON-UTILITY PROPERTY

           Non-utility property is comprised of the following at December 31:

                                                      2003             2002
                                                  ------------      -----------

                Land                               $   204,205      $         0
                Buildings and improvements             678,961                0
                Tanks                                  718,840                0
                Warehouse and station equipment        799,771                0
                Transportation equipment             2,109,764        1,629,835
                Equipment, other                       304,438           70,273
                Office furniture and equipment          48,729                0
                Other                                   47,194           21,704
                                                  -------------    -------------

                                                     4,911,902        1,721,812

                Accumulated depreciation            (1,976,302)        (756,936)
                                                  -------------    -------------

                                                    $2,935,600      $   964,876
                                                  =============    =============

           Depreciation expense recorded on non-utility property was $622,637 and $238,604 in 2003 and 2002, respectively.


NOTE 6 - INVESTMENTS IN MARKETABLE EQUITY SECURITIES

           The following is a summary of the Company's investments in marketable equity securities as of December 31, 2003 and 2002:

                                                      2003             2002
                                                  ------------      -----------

                Aggregate cost                      $781,039         $907,638
                Gross unrealized gains                26,857                0
                Gross unrealized losses             (158,703)        (415,248)
                                                -------------    -------------

                      Fair Value                    $649,193         $492,390
                                                =============    =============

           Proceeds and gross losses from the sale of equity securities were $87,663 and $128,908, respectively, for the year ended December 31, 2003. There were no sales of equity securities in 2002.

--------------------------------------------------------------------------------
                                    14              Beard Miller Company LLP
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

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - INVESTMENTS IN MARKETABLE EQUITY SECURITIES (CONTINUED)

           Equity investments held at December 31, 2003 are comprised of investments in mutual funds. The Company has recorded unrealized holding losses on six mutual fund investments. The following table shows the investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003. Management believes that holding losses recorded on these investments are not a permanent impairment.

                       Less than 12 Months      12 Months or More              Total
                     ----------------------- -----------------------  -----------------------
                       Fair      Unrealized     Fair      Unrealized     Fair      Unrealized
                      Value       Losses       Value       Losses       Value       Losses
                     ---------  ------------ ----------  -----------  ----------  -----------
      Mutual funds,
         temporarily
         impaired     $22,153       $812      $74,485      $157,891    $96,638    $158,703
                     =========  ============ ==========  ===========  ==========  ===========

NOTE 7 - NOTES RECEIVABLE, AFFILIATES

           As part of the organizational restructuring plan, C & T loaned Wilderness Area Utilities, Inc. (Wilderness) $10,519,038. Interest on this note receivable accrues at the NCSC variable rate, which was 3.2% at December 31, 2003. Wilderness is required to make quarterly principal payments starting December 2005 through November 2038. This note is collateralized by substantially all of the assets of Wilderness.

           C & T has advanced to Wilderness's wholly-owned subsidiary, Wellsboro Electric Company, $200,000 as of December 31, 2003. This advance accrues interest at 4.2% and is repayable within one year from the date of the advance.


--------------------------------------------------------------------------------
                                    15              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - LONG-TERM DEBT AND LINE OF CREDIT

           Long-term debt consists of the following at December 31:

                                                                              2003             2002
                                                                          ------------     ------------
            Note payable to National Cooperative Services
                Corporation (NCSC), payable in quarterly
                installments through 2033.  This note is guaranteed
                by Citizens.                                              $  8,618,828     $  8,680,719
            Note payable to NCSC, payable in quarterly
                installments through 2032. This note is guaranteed
                by the two stockholders.                                    11,778,858       12,000,000
            Note payable to NCSC, payable in quarterly
                installments beginning in December 2005. This
                note is guaranteed by Wellsboro.                            10,519,038                0
            Note payable to NCSC in quarterly installments
                beginning in March 2004.                                       200,000                0
            Various other notes.                                               379,744                0
                                                                          -------------    -------------

                                                                            31,496,468       20,680,719

            Current maturities                                                (394,691)        (283,125)
                                                                          -------------    -------------

                                                                           $31,101,777      $20,397,594
                                                                          =============    =============

           Interest on the NCSC notes accrues at the NCSC variable rate, which was 3.20% and 5.05% at December 31, 2003 and 2002, respectively.

           C & T has a $5,000,000 revolving line of credit from NCSC available until February 2009 with interest at a rate fixed periodically by NCSC not to exceed The Wall Street Journal prime rate plus 1%. At December 31, 2003 and 2002, there were borrowings outstanding on the line of credit of $3,370,000 and $1,100,000, respectively.

           All notes and the line of credit are collateralized by a security interest in substantially all of the consolidated assets of the Company.

           The loan agreements contain provisions which, among other things, require a minimum debt service coverage ratio, minimum equity requirements, restrict mergers, changes in ownership and sale of assets, and limit dividends, investments and loans. The Company was not in compliance with the minimum equity requirement as of December 31, 2003. NCSC has waived that requirement of the agreements on March 17, 2004. The Company's debt service coverage ratio as defined in the agreements for 2003 was 2.83%.

--------------------------------------------------------------------------------
                                    16              Beard Miller Company LLP
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                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - LONG-TERM DEBT AND LINE OF CREDIT (CONTINUED)

           The estimated amounts of maturities of long-term debt for each of the five years subsequent to December 31, 2003 are as follows:

                       2004                                   $394,691
                       2005                                    556,355
                       2006                                    942,131
                       2007                                    959,124
                       2008                                    978,094

NOTE 9 - INCOME TAX MATTERS

           Net deferred tax assets and liabilities consist of the following components as of December 31, 2003 and 2002:

                                                    2003             2002
                                                -------------    ------------

                Deferred tax assets               $2,486,059         $979,492
                Valuation allowance               (1,903,925)        (135,368)
                                                -------------    -------------

                                                     582,134          844,124

                Deferred tax liabilities          (1,028,710)        (537,370)
                                                -------------    -------------

                                                   ($446,576)        $306,754
                                                =============    =============

           Deductible temporary differences giving rise to deferred tax assets related primarily to deferred compensation, accrued vacation, postretirement cost, regulatory liability, unrealized losses on investments, state net operating loss carryforwards and allowance for uncollectible accounts. Taxable temporary differences giving rise to deferred tax liabilities related primarily to utility plant and property and equipment.

           The deferred tax amounts mentioned above have been classified on the accompanying consolidated balance sheets as of December 31, 2003 and 2002 as follows:

                                                     2003             2002
                                                -------------    ------------

                Current assets                     $114,226         $482,916
                Noncurrent liabilities             (560,802)        (176,162)
                                                -------------    -------------

                                                  ($446,576)        $306,754
                                                =============    =============


--------------------------------------------------------------------------------
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

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - INCOME TAX MATTERS (CONTINUED)

           The provision for income taxes charged to operations for the years ended December 31, 2003 and 2002 consists of the following:

                                                                     2003             2002
                                                                 -------------    ------------
                Federal:
                    Current tax expense (benefit)                   ($330,689)        $114,998
                    Amortization of investment credits                 (3,004)          (4,011)
                    Deferred tax expense                              365,051           40,881
                                                                 -------------    -------------

                                                                       31,358          151,868
                                                                 -------------    -------------

                State:
                    Current tax expense                                68,859          100,042
                    Deferred tax expense (benefit)                     26,735          (18,638)
                                                                 -------------    -------------

                                                                       95,594           81,404
                                                                 -------------    -------------

                                                                     $126,952         $233,272
                                                                 =============    =============

           The income tax provision differs from the amount of income tax determined by applying the statutory tax rates to pretax income (loss) for the years ended December 31, 2003 and 2002 due to the following:

                                                                            2003             2002
                                                                        -------------    ------------
                Statutory income tax expense (benefit)                     $  70,028         $224,430
                Increase (decrease) in income taxes resulting from:
                    Tax exempt income                                         (1,216)            (975)
                    Amortization of investment tax credits                    (3,004)          (4,011)
                    Valuation allowance, net of federal tax effect            51,661           20,208
                    Other                                                      9,483           (6,380)
                                                                        -------------    -------------

                                                                            $126,952         $233,272
                                                                        =============    =============

           The Company has approximately $6,184,000 of state net operating loss carryforwards and approximately $4,367,000 of federal net operating loss carryforwards for income tax purposes which expire between the years 2017 and 2023. Valuation allowances of $78,274 and $31,089 were recorded during 2003 and 2002, respectively, for these federal and state loss carryforwards which may expire unutilized.

--------------------------------------------------------------------------------
                                    18              Beard Miller Company LLP
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                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - PENSION PLANS AND POSTRETIREMENT BENEFIT PLANS

           C & T is a member of the National Rural Electric Cooperative Association (NRECA) Retirement and Savings Program, a multi-employer defined benefit pension plan. Contributions are determined in accordance with the plan provisions. Contributions to this plan were approximately $807,740 and $629,000, of which $552,964 and $530,000 was reimbursed by affiliates in 2003 and 2002, respectively. The passage of the Multi-Employer Pension Plan Amendments Act of 1980 (the Act) may, under certain circumstances, cause the Company to become subject to liabilities in excess of contributions made. Generally, liabilities are contingent upon the termination, withdrawal or partial withdrawal from the plan. The Company has not undertaken to terminate, withdraw or partially withdraw from the plan. Under the Act, liabilities would be based upon the Company's proportional share of the plan's unfunded vested benefits. The Company has not received current information from the plan's administrators to determine its share of unfunded vested benefits, if any.

           C & T is also a member of the NRECA SelectRE Pension Plan (SelectRE
        Plan). The Company makes a matching contribution of 200 percent of the employees' contributions, up to 2.5 percent of compensation. Contributions to the Plan were $287,830 and $240,778 of which $197,293 and $202,810 was reimbursed by affiliates in 2003 and 2002, respectively.

           C & T has a postretirement health care plan covering substantially all employees. The plan is unfunded. The estimated costs that will be paid after retirement are generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits. The following table sets forth the plan's funded status and the amount of accrued benefit cost of the plan as of December 31, 2003 and 2002:



                                                                     2003             2002
                                                                 -------------    ------------
                Benefit obligation                                 $1,221,200        $899,500
                Amounts allocated to affiliates                      (705,800)       (472,500)
                                                                 -------------    -------------

                      Accrued Benefit Cost Attributable to the
                         Company                                   $  515,400        $427,000
                                                                 =============    ============

                Company's allocation of benefit expense            $   88,400        $ 47,000
                                                                 =============    ============

                Discount rate                                          6.75%            7.00%
                                                                 =============    ============

           For measurement purposes, an 14.0% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2003. The rate was assumed to decrease gradually to 5.5% in 2012 and remain at that level thereafter.


--------------------------------------------------------------------------------
                                    19              Beard Miller Company LLP
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                                                    and Consultants

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11 - COMPREHENSIVE INCOME (LOSS)

           The components of other comprehensive income and related tax effects for the years ended December 31, 2003 and 2002 are as follows:




                                                                            2003             2002
                                                                        -------------    ------------

                Unrealized holding gains (losses) on available for
                    sale securities, less tax effect 2003 $61,135;
                    2002 ($67,568)                                        $   92,870         ($98,884)
                Less reclassification adjustment for losses realized
                    in net income, less tax effect 2003 $53,561;
                    2002 $-0-                                                 75,347                0
                Deferred tax valuation allowance                             (53,716)               0
                                                                        -------------    -------------

                                                                            $114,501         ($98,884)
                                                                        =============    =============

NOTE 12 - RELATED PARTY TRANSACTIONS

           In the ordinary course of business, the Company's activities involve significant transactions with its affiliates. As of and for the years ended December 31, 2003 and 2002, transactions included in the financial statements approximated the following amounts:

                                                                    2003             2002
                                                                  ------------      -----------

                Leasing revenue                                   $   146,943     $    209,923
                Accounts receivable from affiliates                 1,689,612        1,416,972
                Deposits payable to affiliates                        499,000          499,000
                Expenses allocated to affiliates                      638,797          772,699
                Payroll and benefits allocated to affiliates        4,468,576        5,747,976


NOTE 13 - CHANGE IN ACCOUNTING PRINCIPLE

           Effective January 1, 2003, Citizens began to report revenues related to unbilled revenue to its regulators for rate-making purposes. Accordingly, Citizens has not recorded a regulatory liability for unbilled revenue during 2003. This change in accounting policy resulted in additional income of $522,887, net of taxes of $357,296. The pro forma net income for the years ended December 31, 2003 and 2002, assuming the change was applied retroactively, would have been $48,119 and $455,982, respectively.


--------------------------------------------------------------------------------
                                    20              Beard Miller Company LLP
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                                                    and Consultants

Beard Miller
Company LLP
---------------
Certified Public Accountants and Consultants


            INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION


To the Board of Directors
C & T Enterprises, Inc.
Lewisburg, Pennsylvania


        Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information is presented for purposes of additional analysis of the basic consolidated financial statements rather than to present the financial position and results of operations of the individual companies. The consolidating information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.


                                        /s/ Beard Miller Company LLP



Reading, Pennsylvania
February 12, 2004, except for Note 8 as to which the date is March 17, 2004

C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
CONSOLIDATING BALANCE SHEET, BY COMPANY


                                     ASSETS


                                                                                   December 31, 2003
                                                     -------------------------------------------------------------------------------
                                                                   Citizens
                                                                   Electric
                                                         C&T       Company of    Valley     Susquehanna
                                                      Enterprise   Lewisburg,    Energy,      Energy
                                                         Inc.         PA.         Inc.         Plus      Eliminations  Consolidated
                                                      -----------  ---------   ----------- ------------  ------------  ------------
UTILITY PLANT

   Plant in service                                   $        0   $11,980,099  $22,390,441     $     0      $      0  $34,370,540
   Accumulated depreciation                                    0    (6,036,153)  (7,068,343)          0             0  (13,104,496)
                                                      ----------   -----------  -----------  -----------  -----------   ----------

                                                               0     5,943,946   15,322,098           0             0   21,266,044
   Construction work in progress, at cost                      0       129,292       57,839           0             0      187,131
                                                      ----------   -----------  -----------  -----------  -----------   ----------

      Total Utility Plant, Net                                 0     6,073,238   15,379,937           0             0   21,453,175
                                                      ----------   -----------  -----------  -----------  -----------   ----------

OTHER PROPERTY AND INVESTMENTS

   Non-utility property                                  798,074        21,704       25,490   2,090,332             0    2,935,600
   Investments, marketable equity securities                   0       649,193            0           0             0      649,193
   Investment in subsidiaries                         13,543,937             0            0           0   (13,543,937)           0
   Notes receivable, subsidiaries and affiliates      23,081,113             0            0           0   (12,562,075)  10,519,038
   Goodwill                                                    0     3,978,203            0           0       125,453    4,103,656
   Other                                                       0        16,628            0      61,633             0       78,261
                                                      ----------   -----------  -----------  -----------  -----------   ----------

      Total Other Property and
         Investments                                  37,423,124     4,665,728       25,490   2,151,965   (25,980,559)  18,285,748
                                                      ----------   -----------  -----------  -----------  -----------   ----------

CURRENT ASSETS

   Cash, primarily interest bearing                      330,642       650,977      141,327      56,877             0    1,179,823
   Accounts receivable:
     Customers                                                 0       560,891      942,542     677,713             0    2,181,146
     Unbilled revenue                                          0       798,372      251,703           0             0    1,050,075
     Other                                                     0        67,978        3,643      27,613             0       99,234
   Notes receivable, subsidiaries and affiliates       6,183,885             0            0           0    (5,983,885)     200,000
   Advances, subsidiaries and affiliates               1,270,663       115,075      100,398           0      (502,323)     983,813
   Inventories                                                 0        78,258    2,438,277     756,846             0    3,273,381
   Prepaid expenses                                       74,002         7,029            0      32,325             0      113,356
   Prepaid taxes                                         211,899             0      142,534           0      (354,433)           0
   Under recovered natural gas costs                           0             0      574,980           0             0      574,980
   Deferred income taxes                                       0        60,836       53,390           0             0      114,226
                                                      ----------    -----------  ----------- -----------   -----------  ----------

      Total Current Assets                             8,071,091     2,339,416    4,648,794   1,551,374    (6,840,641)   9,770,034
                                                      ----------    -----------  ----------- -----------   -----------  ----------

DEFERRED DEBITS AND OTHER

   Accounts receivable, subsidiaries and affiliates    1,221,200             0            0           0      (515,401)     705,799
   Under recovered natural gas costs                           0             0      477,802           0             0      477,802
   Deferred income taxes                                 186,561             0            0           0      (186,561)           0
   Prepaid expenses and other                              2,999             0      195,640           0             0      198,639
                                                      ----------    -----------  ----------- -----------   -----------  ----------

      Total Deferred Debits and Other                  1,410,760             0      673,442           0      (701,962)   1,382,240
                                                      ----------    -----------  ----------- -----------   -----------  ----------

      Total Assets                                   $46,904,975   $13,078,382  $20,727,663  $3,703,339  ($33,523,162) $50,891,197
                                                     ===========   ===========  ===========  =========== ============= ===========


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                                    22              Beard Miller Company LLP
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


C & T ENTERPRISES, INC.
-------------------------------------------------------------------------------
CONSOLIDATING BALANCE SHEET, BY COMPANY (CONTINUED)




                                                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                   December 31, 2003
                                                      ------------------------------------------------------------------------------
                                                                   Citizens
                                                                   Electric
                                                         C&T       Company of    Valley     Susquehanna
                                                      Enterprise   Lewisburg,    Energy,      Energy
                                                         Inc.         PA.          Inc.         Plus     Eliminations  Consolidated
                                                      -----------  ---------   ----------- ------------  ------------  ------------

STOCKHOLDERS' EQUITY

   Common stock                                       $8,660,130   $1,394,720   $3,000,000   $1,261,575  ($5,656,295)   $8,660,130
   Paid-in capital                                             0      392,776            0    4,704,399   (5,097,175)            0
   Retained earnings                                     637,676    6,926,166      215,794   (4,113,704)  (3,028,256)      637,676
   Accumulated other comprehensive loss                        0     (117,133)           0            0      (14,713)     (131,846)
                                                      ----------   -----------  -----------  -----------  -----------   ----------

                                                       9,297,806    8,596,529    3,215,794    1,852,270  (13,796,439)    9,165,960
   Treasury stock, at cost                                     0     (367,824)           0            0      367,824             0
                                                      ----------   -----------  -----------  -----------  -----------   ----------

      Total Stockholders' Equity                       9,297,806    8,228,705    3,215,794    1,852,270  (13,428,615)    9,165,960
                                                      ----------   -----------  -----------  -----------  -----------   ----------

LONG-TERM DEBT                                        30,809,802            0   12,371,619      482,431  (12,562,075)   31,101,777
                                                      ----------   -----------  -----------  -----------  -----------   ----------

CURRENT LIABILITIES

   Line of credit                                      3,370,000            0    2,770,000      351,700   (3,121,700)    3,370,000
   Current maturities of long-term debt                  306,922    2,562,307      290,334       97,313   (2,862,185)      394,691
   Accounts payable                                      387,147       65,172       79,512      516,146      (12,824)    1,035,153
   Due for purchased electricity and natural gas               0      857,503      752,871            0            0     1,610,374
   Accrued expenses                                      762,104       78,778      216,953      279,729     (298,401)    1,039,163
   Deposits:
    Customer deposits                                          0      127,345       71,728            0            0       199,073
    Affiliates                                           690,098            0            0            0     (191,098)      499,000
   Accrued taxes                                               0      502,755            0            0     (354,433)      148,322
                                                      ----------   -----------  -----------  -----------  -----------   ----------

      Total Current Liabilities                        5,516,271    4,193,860    4,181,398    1,244,888   (6,840,641)    8,295,776
                                                      ----------   -----------  -----------  -----------  -----------   ----------

DEFERRED CREDITS AND OTHER LIABILITIES

  Deferred investment tax credits                              0        3,244            0            0            0         3,244
  Deferred income taxes                                   59,896      431,591      245,745            0     (176,430)      560,802
  Deferred benefits and other                                  0       39,175            0            0            0        39,175
  Regulatory liability                                         0            0      328,435            0            0       328,435
  Accrued postretirement cost                          1,221,200      130,729      384,672            0     (515,401)    1,221,200
  Other liabilities                                            0       51,078            0      123,750            0       174,828
                                                      ----------   -----------  -----------  -----------  -----------   ----------

      Total Deferred Credits and Other Liabilities     1,281,096      655,817      958,852      123,750     (691,831)    2,327,684
                                                      ----------   -----------  -----------  -----------  -----------   ----------

      Total Liabilities and Stockholders' Equity     $46,904,975  $13,078,382  $20,727,663   $3,703,339 ($33,523,162)  $50,891,197
                                                     ===========  ===========  ===========   ========== =============  ===========



--------------------------------------------------------------------------------
                                    23              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

C & T ENTERPRISES, INC.
--------------------------------------------------------------------
CONSOLIDATING STATEMENT OF INCOME, BY COMPANY




                                                                               Year Ended December 31, 2003
                                                     ------------------------------------------------------------------------------
                                                                  Citizens
                                                                  Electric
                                                        C&T       Company of    Valley     Susquehanna
                                                     Enterprise   Lewisburg,    Energy,      Energy
                                                        Inc.         PA.         Inc.         Plus      Eliminations  Consolidated
                                                     -----------  ---------   ----------- ------------  ------------  ------------
OPERATING REVENUES

   Electric                                          $        0  $12,394,514    $       0    $       0      $     0    $12,394,514
   Natural gas                                                0            0   10,845,200            0            0     10,845,200
   Petroleum products and other lubricants                    0            0            0    8,548,509            0      8,548,509
                                                     ----------  -----------  -----------  -----------  -----------    -----------

      Total Operating Revenues                                0   12,394,514   10,845,200    8,548,509            0     31,788,223
                                                     ----------   -----------  -----------  -----------  -----------    ----------

OPERATING EXPENSES

   Electric purchased                                         0    8,394,782            0            0            0      8,394,782
   Natural gas purchased                                      0            0    6,734,506            0            0      6,734,506
   Cost of petroleum products and other lubricants            0            0            0    6,743,111            0      6,743,111
   Other operating expenses                            (269,446)   1,762,093    2,419,632    1,964,392            0      5,876,671
   Depreciation and amortization                        294,238      464,944      717,116      340,415            0      1,816,713
   Taxes, other than income                              14,550      807,224      227,949      104,089            0      1,153,812
                                                     ----------   -----------  -----------  -----------  -----------    ----------

      Total Operating Expenses                           39,342   11,429,043   10,099,203    9,152,007            0     30,719,595
                                                     ----------   -----------  -----------  -----------  -----------    ----------

      Income (Loss) from Operations                     (39,342)     965,471      745,997     (603,498)           0      1,068,628
                                                     ----------   -----------  -----------  -----------  -----------    ----------

OTHER INCOME

   Interest and dividends                               745,789       16,268            0       24,153     (695,041)        91,169
   Other                                                503,293        2,469      184,443       92,937     (556,191)       226,951
                                                     ----------   -----------  -----------  -----------  -----------    ----------

      Total Other Income                              1,249,082       18,737      184,443      117,090   (1,251,232)       318,120
                                                     ----------   -----------  -----------  -----------  -----------    ----------

OTHER EXPENSES

   Interest                                             894,067      131,672      556,836       46,470     (695,041)      934,004
   Loss on sale of investments                                0      118,777            0            0       10,131       128,908
   Other                                                      0       11,894      136,871            0            0       148,765
                                                     ----------   -----------  -----------  -----------  -----------   ----------

      Total Other Expenses                              894,067      262,343      693,707       46,470     (684,910)    1,211,677
                                                     ----------   -----------  -----------  -----------  -----------   ----------

      Income before Income Taxes (Benefits)             315,673      721,865      236,733     (532,878)    (566,322)      175,071
                                                     ----------   -----------  -----------  -----------  -----------   ----------

INCOME TAXES (BENEFITS)

   Federal                                             (255,910)     208,197       79,071            0            0        31,358
   State                                                    577       70,684       24,333            0            0        95,594
                                                     ----------   -----------  -----------  -----------  -----------   ----------

      Total Income Taxes (Benefits)                    (255,333)     278,881      103,404            0            0       126,952
                                                     ----------   -----------  -----------  -----------  -----------   ----------

      Income (Loss) before Cumulative Effect of
         Change in Accounting Principle                 571,006      442,984      133,329     (532,878)    (566,322)       48,119

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
   PRINCIPLE, NET OF TAX EXPENSE                              0      522,887            0            0            0       522,887
                                                     ----------   -----------  -----------  -----------  -----------   ----------

      Net Income (Loss)                              $  571,006    $ 965,871    $  133,329   ($532,878)   ($566,322)    $ 571,006
                                                     ==========   ===========  ===========  ===========  ===========   ==========

--------------------------------------------------------------------------------
                                    24              Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

                               VALLEY ENERGY, INC.

                                FINANCIAL REPORT

                                DECEMBER 31, 2003

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
TABLE OF CONTENTS



                                                                 PAGE NO.

FINANCIAL STATEMENTS:

   Independent Auditor's Report on the Financial Statements         1

   Balance Sheets                                                   2

   Statements of Income                                             3

   Statements of Stockholder's Equity                               4

   Statements of Cash Flows                                         5

   Notes to Financial Statements                                    7




SUPPLEMENTARY INFORMATION:

   Independent Auditor's Report on Supplementary Information       15

   Prepaid and Accrued Taxes                                       16

   Operating Revenues and Taxes, Other than Income                 17

   Distribution, Operation; Distribution, Maintenance;
      Customer Accounts and General and Administrative Expenses    18

   Balance Sheet, by Division                                      20

   Statement of Income, by Division                                21

   Utility Plant and Accumulated Depreciation - Pennsylvania       22

   Utility Plant and Accumulated Depreciation - New York           23

   Prepaid and Accrued Taxes, by Division                          24

   Operating Revenues and Taxes, Other than Income, by Division    25

   Distribution, Operation; Distribution, Maintenance; Customer
      Accounts and General and Administrative Expenses, by
      Division                                                     26

Beard Miller
Company LLP
--------------------
Certified Public Accountants and Consultants



                          INDEPENDENT AUDITOR'S REPORT
                           ON THE FINANCIAL STATEMENTS


To the Board of Directors
Valley Energy, Inc.
Sayre, Pennsylvania


      We have audited the accompanying balance sheets of Valley Energy, Inc., a wholly-owned subsidiary of C & T Enterprises, Inc., as of December 31, 2003 and 2002, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valley Energy, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



                                               /s/ Beard Miller Company LLP


Reading, Pennsylvania
February 12, 2004

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
BALANCE SHEETS


                                           ASSETS

                                                            December 31,
                                                    ----------------------------
                                                        2003           2002
                                                    -------------  -------------
UTILITY PLANT


   Gas plant in service                              $22,390,441    $20,778,567
   Accumulated depreciation                           (7,068,343)    (6,745,919)
                                                    -------------  -------------

                                                      15,322,098     14,032,648

   Construction work in progress, at cost                 57,839         41,584
                                                    -------------  -------------

      Total Utility Plant, Net                        15,379,937     14,074,232
                                                    -------------  -------------

NON-UTILITY PROPERTY                                      25,490              0
                                                    -------------  -------------

CURRENT ASSETS

   Cash and cash equivalents                             141,327        990,336
   Accounts receivable:
      Customers, less allowance for uncollectible
         accounts 2003 $37,243; 2002 $27,458             942,542        757,243
      Unbilled revenues                                  251,703        261,080
      Other receivables                                    3,643              0
   Advances, affiliates                                  100,398        100,398
   Natural gas inventories                             2,260,495      1,022,818
   Materials and supplies                                177,782        185,157
   Prepaid expenses and other                                  0         27,084
   Prepaid taxes                                         142,534              0
   Deferred income taxes                                  53,390         40,693
   Under recovered gas costs                             574,980              0
                                                    -------------  -------------

      Total Current Assets                             4,648,794      3,384,809
                                                    -------------  -------------

DEFERRED DEBITS AND OTHER ASSETS

   Under recovered gas costs                             477,802        983,051
   Prepaid expenses and other                            195,640        228,428
   Deferred income taxes                                       0         96,787
                                                    -------------  -------------

      Total Deferred Debits and Other Assets             673,442      1,308,266
                                                    -------------  -------------

Total Assets                                         $20,727,663    $18,767,307
                                                    =============  =============


See notes to financial statements.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------




                            LIABILITIES AND STOCKHOLDER'S EQUITY

                                                                          December 31,
                                                                  ----------------------------
                                                                      2003           2002
                                                                  -------------  -------------

STOCKHOLDER'S EQUITY

   Common stock, no par or stated value; 1,000 shares authorized,
      issued and outstanding                                       $ 3,000,000    $ 3,000,000
   Retained earnings                                                   215,794         82,465
                                                                  -------------  -------------

      Total Stockholder's Equity                                     3,215,794      3,082,465
                                                                  -------------  -------------

NOTE PAYABLE TO PARENT                                              12,371,619     12,680,932
                                                                  -------------  -------------

CURRENT LIABILITIES

   Line of credit, parent                                            2,770,000        800,000
   Note payable to parent, current portion                             290,334        218,030
   Accounts payable                                                     79,512        145,327
   Due for purchased gas                                               752,871        798,940
   Over recovered gas costs                                                  0        433,949
   Accrued expenses                                                    216,953         75,363
   Customer deposits                                                    71,728         81,569
   Accrued taxes                                                             0         55,580
                                                                  -------------  -------------

      Total Current Liabilities                                      4,181,398      2,608,758
                                                                  -------------  -------------

DEFERRED CREDITS AND OTHER LIABILITIES

   Deferred income taxes                                               245,745              0
   Regulatory liability                                                328,435         69,952
   Accrued postretirement cost                                         384,672        325,200
                                                                  -------------  -------------

      Total Deferred Credits and Other Liabilities                     958,852        395,152
                                                                  -------------  -------------



      Total Liabilities and Stockholder's Equity                   $20,727,663    $18,767,307
                                                                  =============  =============


--------------------------------------------------------------------------------
                                   2           Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
STATEMENTS OF INCOME




                                                           Years Ended December 31,
                                                         ----------------------------
                                                              2003          2002
                                                         -------------  -------------

OPERATING REVENUES                                        $10,845,200     $2,038,841

GAS PURCHASED                                               6,734,506      1,324,396
                                                         -------------  -------------

      Operating Revenues in Excess of Gas Purchased         4,110,694        714,445
                                                         -------------  -------------

OTHER OPERATING EXPENSES

   Distribution expenses:
      Operation                                               712,956        113,391
      Maintenance                                             317,936         35,030
   Customer accounts                                          685,828         80,286
   General and administrative                                 702,912        155,862
   Depreciation and amortization                              717,116        104,260
   Taxes, other than income                                   227,949         41,732
                                                         -------------  -------------

      Total Other Operating Expenses                        3,364,697        530,561
                                                         -------------  -------------

      Income from Operations                                  745,997        183,884
                                                         -------------  -------------

OTHER INCOME                                                  184,443         61,845
                                                         -------------  -------------

OTHER EXPENSES

   Interest                                                   556,836         92,186
   Other                                                      136,871         18,753
                                                         -------------  -------------

      Total Other Expenses                                    693,707        110,939
                                                         -------------  -------------

      Income before Income Taxes                              236,733        134,790
                                                         -------------  -------------

INCOME TAXES

   Federal                                                     79,071         39,038
   State                                                       24,333         13,287
                                                         -------------  -------------

      Total Income Taxes                                      103,404         52,325
                                                         -------------  -------------

      Net Income                                           $  133,329       $ 82,465
                                                         =============  =============


See notes to financial statements.
--------------------------------------------------------------------------------
                                   3           Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended December 31, 2003 and 2002



                                         Common        Retained
                                          Stock        Earnings         Total
                                        -----------   -----------    -----------
BALANCE - DECEMBER 31, 2001             $        0    $        0     $        0

   Net income                                    0        82,465         82,465

   Capital contribution                  3,000,000             0      3,000,000
                                        -----------   -----------    -----------


BALANCE - DECEMBER 31, 2002              3,000,000        82,465      3,082,465

   Net income                                    0       133,329        133,329
                                        -----------   -----------    -----------


BALANCE - DECEMBER 31, 2003             $3,000,000      $215,794     $3,215,794
                                        ===========   ===========    ===========


See notes to financial statements.
--------------------------------------------------------------------------------
                                   4           Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS




                                                                  Years Ended December 31,
                                                                ----------------------------
                                                                     2003          2002
                                                                -------------  -------------

CASH FLOWS FROM OPERATING ACTIVITIES

   Net income                                                    $   133,329    $    82,465
   Adjustments to reconcile net income to net cash
      provided by (used in) operating activities:
        Depreciation and amortization                                717,116        104,260
        Loss on the disposition of assets                             42,586              0
        Provision for doubtful accounts                              211,266         27,458
        (Increase) decrease in assets:
           Accounts receivable                                      (567,691)      (193,580)
           Inventories                                            (1,230,302)       330,570
           Prepayments                                                59,872         28,136
           Prepaid taxes                                            (142,534)             0
           Deferred tax asset                                         84,090         14,432
           Advances from affiliates                                        0       (100,398)
           Under/over recovered gas costs                           (951,820)      (599,936)
        Increase (decrease) in liabilities:
           Accounts payable                                          (65,815)       136,467
           Due for purchased gas                                     (46,069)       798,940
           Accrued expenses                                         (157,729)        14,283
           Customer deposits                                          (9,841)         5,925
           Accrued taxes                                             (55,580)        55,580
           Regulatory liabilities                                      7,158          4,494
           Accrued postretirement costs                               59,472          6,500
           Deferred tax liability                                    245,745              0
                                                                -------------  -------------

         Net Cash Provided by (Used in) Operating Activities      (1,666,747)       715,596
                                                                -------------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES

   Acquisition of business assets, net of
      liabilities assumed                                           (298,311)   (16,327,029)
   Additions to utility plant                                       (666,786)       (97,193)
   Proceeds from the sale of assets                                   50,060              0
   Other changes in utility plant, net                                  (216)             0
                                                                -------------  -------------

         Net Cash Used in Investing Activities                      (915,253)   (16,424,222)
                                                                -------------  -------------


See notes to financial statements.
--------------------------------------------------------------------------------
                                   5           Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS (CONTINUED)




                                                                    Years Ended December 31,
                                                                  ----------------------------
                                                                       2003          2002
                                                                  -------------  -------------

CASH FLOWS FROM FINANCING ACTIVITIES


   Net borrowings on line of credit with parent                     $1,970,000    $   800,000
   Proceeds from long-term borrowings from parent                            0     12,898,962
   Capital contributed by parent                                             0      3,000,000
   Principal payments on note payable to parent                       (237,009)             0
                                                                  -------------  -------------

         Net Cash Provided by Financing Activities                   1,732,991     16,698,962
                                                                  -------------  -------------

         Net Increase (Decrease) in Cash and Cash Equivalents         (849,009)       990,336

CASH AND CASH EQUIVALENTS - BEGINNING                                  990,336              0
                                                                  -------------  -------------

CASH AND CASH EQUIVALENTS - ENDING                                  $  141,327     $  990,336
                                                                  =============  =============

SUPPLEMENTARY CASH FLOWS INFORMATION

   Interest paid                                                    $  556,836     $   92,186
                                                                  =============  =============

   Income taxes paid                                                $   48,307     $        0
                                                                  =============  =============


See notes to financial statements.
--------------------------------------------------------------------------------
                                   6           Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 1 - NATURE OF BUSINESS

         Valley Energy, Inc. is a wholly-owned subsidiary of C & T Enterprises (C & T). The Company acquired the assets of Valley Cities Gas, located in Sayre, Pennsylvania on November 7, 2002. The accompanying financial statements include operations from November 7, 2002.

         The Company is a regulated public utility distributing natural gas to customers in the Sayre, Pennsylvania area, including Athens, Towanda, Wysox and Waverly, New York. The Company's operations in Pennsylvania are regulated by the Pennsylvania Public Utility Commission (PUC) and its operations in New York are regulated by the State of New York Public Service Commission (NYPSC).


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Accounting System

            The Company maintains the accounting records in conformity with the uniform system of accounts as prescribed for public utilities by the Federal Energy Regulatory Commission and adopted by the PUC and the NYPSC.

         Regulation

            The Company prepares its financial statements in accordance with the provisions of Financial Accounting Standards (FAS) 71, "Accounting for the Effects of Certain Types of Regulation." FAS 71 requires a rate-regulated entity to reflect the effects of regulation in its financial statements as regulatory assets or liabilities.

         Use of Estimates

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

            Costs that are refundable or recoverable in future periods through gas cost recovery rates are subject to audit and approval by the appropriate regulatory body. Changes to the related asset or liability amounts that result from these audits are recorded as a charge to current operations.

         Revenue Recognition

            Revenues are recorded based on the amounts of natural gas delivered to customers through the end of each accounting period.

            Revenues also include amounts receivable from customers through gas recovery clauses, which are adjusted annually. Costs that are recoverable or refundable in future periods through the gas recovery clauses are deferred.


--------------------------------------------------------------------------------
                                   7           Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Accounts Receivable

            Accounts receivable are stated at outstanding balances less an allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the allowance and subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on past loss experience, agings of the receivables, adverse situations that may affect the customer's ability to pay, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change. Unpaid balances remaining after the stated payment terms are considered past due.

         Procurement of Natural Gas

            The Company obtains all of its natural gas from an agreement with an energy broker that expires on March 31, 2006.

         Utility Plant

            Utility plant is carried at cost. Additions to utility plant and replacements of property are capitalized at cost. Retirements of utility plant or replacements are removed from utility plant accounts at cost and these costs plus cost of removal less salvage are charged to accumulated depreciation. Maintenance, repairs and replacement of minor items of plant are charged to operating expense.

            As part of the acquisition discussed in Note 3, the Company recorded gas plant acquisition costs totaling $4,621,318 through December 31, 2003, representing the difference between the utility plant at assigned fair value on the date of acquisition and historical net book value. Amounts in the gas plant acquisition account are being amortized over the remaining estimated useful life of the plant assets. These lives range from eight years to forty-one years.

            Generally, depreciation on assets other than the gas plant acquisition account is being computed by the straight-line method over the estimated useful asset lives, which are generally 25 to 50 years for gas plant. Depreciation charged to expense was $717,116 and $104,260 in 2003 and 2002, respectively, including amortization of the gas plant acquisition account of $193,397 and $24,486, respectively.

         Cash

            The Company maintains its cash balances in a checking and daily investment fund accounts. Cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

         Inventories

            Inventories are stated at average cost.


--------------------------------------------------------------------------------
                                   8           Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
Notes to Financial Statements


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Income Taxes

            The Company is included in the consolidated federal income tax return filed by its parent company. The Company's federal income tax expense is computed using the separate return method for intercorporate tax allocation.

            Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

            Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

         Reclassifications

            Certain items in the 2002 financial statements have been reclassified to conform with the 2003 presentation format. These reclassifications had no effect on net income.


NOTE 3 - ACQUISITION

         On November 7, 2002, the assets of Valley Cities Gas were acquired by the Company. These assets constitute a natural gas distribution company serving the residents and businesses located in the Sayre, Pennsylvania area, including Athens, Towanda, Wysox and Waverly, New York. The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated to assets and liabilities in 2002 as follows, based on their estimated values:

             Assets acquired:
                Natural gas inventory                           $ 1,347,000
                Accounts receivable                                 166,000
                Unbilled revenues                                   686,000
                Deferred income taxes                               152,000
                Prepaid expenses                                    283,000
                Other current assets                                141,000
                Plant, property and equipment                    14,082,000
                                                                 -----------

                  Total Assets Acquired                          16,857,000
                                                                 -----------

             Liabilities assumed:
                Current liabilities                                 146,000
                Regulatory liabilities                               65,000
                Postretirement benefits                             319,000
                                                                 -----------

                  Total Liabilities Assumed                         530,000
                                                                 -----------

                  Net Assets Acquired                            $16,327,000
                                                                 ===========


--------------------------------------------------------------------------------
                                   9           Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
Notes to Financial Statements


NOTE 3 - ACQUISITION (CONTINUED)

         In 2003, the Company revised its preliminary estimate of unbilled revenue. This revision resulted in a decrease in the purchase price allocated to unbilled revenue from the original estimate of approximately $686,000 to the revised estimate of approximately $61,000. Also, in 2003, the seller asserted certain claims against Valley Energy for obligations that the seller believes Valley Energy owes but has not yet paid. The total amount of the claim was approximately $850,000. Valley Energy has subsequently made payments on this claim totaling approximately $300,000. The ultimate amount of the remaining claim that Valley Energy will be responsible to pay will not be known until the legal proceedings have concluded. The Company has recorded a liability for the entire amount of the remaining claim as of December 31, 2003. These adjustments to the preliminary purchase price allocation were recorded in 2003 and resulted in an increase in the gas plant acquisition account, which is included in utility plant on the accompanying balance sheet, of approximately $1,475,000.

         Under the terms of the asset purchase agreement, the Company may be required to make additional payments to the seller upon the filing and approval of certain rate relief from the Company's regulatory bodies. This contingent payment could result in the Company making additional payments up to a maximum of $3 million to the seller.


NOTE 4 - NOTES PAYABLE

         The Company has a note payable to C & T. The balance on this note was $12,661,953 and $12,898,962 at December 31, 2003 and 2002, respectively.
      The note is being repaid in quarterly installments through December 31, 2032. Interest accrues at a variable rate equal to the interest rate announced by the National Cooperative Services Corporation plus a spread of up to 1%. The interest rate at December 31, 2003 and 2002 was 3.43% and 4.05%, respectively. The applicable spread used in the interest rate is set monthly at the discretion of the C & T.

         The Company maintains a line of credit with C & T for up to $3,000,000. Interest under this line of credit accrues at a variable rate equal to the interest rate announced by the National Cooperative Services Corporation plus a spread of up to 1%. There was $2,770,000 and $800,000 outstanding on this line of credit at December 31, 2003 and 2002, respectively. All advances under this line of credit are repayable within one year.

         C & T holds a first lien secured interest in the assets of the Company that are located in Pennsylvania. C & T has pledged substantially all of the Company's assets as collateral for its borrowing arrangements.


--------------------------------------------------------------------------------
                                   10          Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
Notes to Financial Statements


NOTE 4 - NOTES PAYABLE (CONTINUED)

         The Company is required to make the following estimated principal payments on the note payable during the next five years:

                   2004                                 $290,334
                   2005                                  300,334
                   2006                                  310,872
                   2007                                  321,679
                   2008                                  332,862

NOTE 5 - INCOME TAX MATTERS

         Net deferred tax assets and liabilities consist of the following components as of December 31, 2003 and 2002:

                                                          2003           2002
                                                      -----------    -----------
             Deferred tax assets                        $248,301       $172,702
             Deferred tax liabilities                   (440,656)       (35,222)
                                                      -----------    -----------

                                                       ($192,355)      $137,480
                                                      ===========    ===========

         Deductible temporary differences giving rise to deferred tax assets related primarily to accrued vacation, accrued postretirement costs, allowance for uncollectible accounts receivable and state net operating losses. Taxable temporary differences giving rise to deferred tax liabilities related primarily to utility plant. The Company has state net operating loss carryforwards of approximately $370,000 that expire in 2023.

         The deferred tax amounts mentioned previously have been classified on the accompanying balance sheets as of December 31, 2003 and 2002 as follows:

                                                          2003           2002
                                                      -----------    -----------
             Current assets                           $   53,390     $   40,693
             Noncurrent assets (liability)              (245,745)        96,787
                                                      -----------    -----------

                                                       ($192,355)    $  137,480
                                                      ===========    ===========


--------------------------------------------------------------------------------
                                   11          Beard Miller Company LLP
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


VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
Notes to Financial Statements


NOTE 5 - INCOME TAX MATTERS (CONTINUED)

         The provision for income taxes charged to operations for the years ended December 31, 2003 and 2002 consists of the following:

                                                          2003           2002
                                                      -----------    -----------
             Federal:
                Current tax expense (benefit)          ($226,431)       $26,892
                Deferred tax expense                     305,502         12,146
                                                      -----------    -----------

                                                          79,071         39,038
                                                      -----------    -----------

             State:
                Current tax expense                            0         11,001
                Deferred tax expense                      24,333          2,286
                                                      -----------    -----------

                                                          24,333         13,287
                                                      -----------    -----------

                                                        $103,404        $52,325
                                                      ===========    ===========

         The income tax provision differs from the amount of income tax determined by applying the statutory tax rates to pretax income for the years ended December 31, 2003 and 2002 due to the following:

                                                          2003           2002
                                                      -----------    -----------

             Statutory income tax expense             $   95,895        $54,590
             Other                                         7,509         (2,265)
                                                      -----------    -----------

                                                        $103,404        $52,325
                                                      ===========    ===========

         Prepaid (accrued) taxes include federal income tax refundable (due) to its parent of $239,185 and ($26,892) at December 31, 2003 and 2002,
      respectively.


NOTE 6 - PENSION PLANS AND POSTRETIREMENT BENEFIT PLANS

         C & T is a member of the National Rural Electric Cooperative Association (NRECA) Retirement and Savings Program, a multi-employer defined benefit pension plan. Contributions are determined in accordance with plan provisions. The passage of the Multi-Employer Pension Plan Amendments Act of 1980 (the Act) may, under certain circumstances, cause C & T to become subject to liabilities in excess of contributions made. Generally, liabilities are contingent upon the termination, withdrawal or partial withdrawal from the plan. C & T has not undertaken to terminate, withdraw or partially withdraw from the plan. Under the Act, liabilities would be based upon C & T's proportional share of the plan's unfunded vested benefits. C & T has not received current information from the plan's administrators to determine its share of unfunded vested benefits, if any. The Company reimbursed C & T $116,679 and $16,810 for its share of the contributions for the years ended December 31, 2003 and 2002, respectively.


--------------------------------------------------------------------------------
                                   12          Beard Miller Company LLP
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


VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
Notes to Financial Statements


NOTE 6 - PENSION PLANS AND POSTRETIREMENT BENEFIT PLANS (CONTINUED)

         C & T is also a member of the NRECA SelectRE Pension Plan. C & T makes a matching contribution of 200 percent of the employees' contributions up to 2.5 percent of compensation. The Company reimbursed C & T $41,390 and $6,389 for its share of the contributions for the years ended December 31, 2003 and 2002, respectively.

         C & T has a postretirement health care plan covering substantially all employees. The plan is unfunded. The estimated costs that will be paid after retirement are generally being accrued over the employees' active service periods to the dates they are fully eligible for benefits. The following table sets forth the plan's funded status and the amounts of accrued benefit cost of the C & T plan and the Company's allocation as of December 31, 2003 and 2002:

                                                         2003           2002
                                                      -----------    -----------

        Benefit obligation and funded status          $2,256,100     $1,711,800
                                                      ===========    ===========

        Accrued benefit cost                          $1,221,200     $  899,500
                                                      ===========    ===========

        Company's allocation of accrued benefit cost:
           Company                                    $  375,300     $  325,200
           C & T allocation                                9,372              0
                                                      -----------    -----------

                                                      $  384,672     $  325,200
                                                      ===========    ===========

        Company's allocation of benefit expense:
           Company                                    $   50,100     $    6,500
           C & T allocation                                9,372              0
                                                      -----------    -----------

                                                      $   59,472     $    6,500
                                                      ===========    ===========


        Discount rate                                      6.75%           7.00%
                                                      ===========    ===========

         For measurement purposes, a 14% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2003. The rate was assumed to decrease gradually to 5.5% in 2012 and remain at that level thereafter.

--------------------------------------------------------------------------------
                                   13          Beard Miller Company LLP
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

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
Notes to Financial Statements


NOTE 7 - RELATED PARTY TRANSACTIONS

         The Company has a contract for services with C & T to purchase all employee services. The contract automatically renews annually unless terminated by either party.

         In the ordinary course of business, the Company's activities involve significant transactions with its parent. As of and for the years ended December 31, 2003 and 2002, the transactions included in the financial statements approximated the following amounts:



                                                                            2003          2002
                                                                        -----------    ----------

             Rent expense (vehicles)                                    $   74,409     $    6,203
             Allocation of overhead from parent recorded as
                operating expense                                          132,943         19,123
             Payroll related costs included in accrued expenses            106,197        102,572
             Accrued vacation liability included in accrued
                expenses                                                    92,579         73,296
             Payroll costs paid in advance and included in
                advances to affiliate                                      100,398        100,398

         The Company paid the parent $907,950 for payroll and $369,681 for benefits in 2003. The Company paid the parent $151,019 for payroll and $58,176 for benefits in 2002.


NOTE 8 - ENVIRONMENTAL MATTERS

         The Company has purchased an insurance policy covering environmental remediation costs at a parcel of land owned by the Company in Athens, Pennsylvania. The insurance policy provides for coverage for up to a maximum amount of $10 million The Company would be responsible for the first $100,000 of remediation costs. This policy expires in December 2011. The Company is not aware of any environmental contamination that would result in remediation activities, nor have any environmental agencies given notice of its intention to require any remediation or clean-up activities.


--------------------------------------------------------------------------------
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


Beard Miller
Company LLP
-------------------
Certified Public Accountants and Consultants



            INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION


To the Board of Directors
Valley Energy, Inc.
Sayre, Pennsylvania


      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                        /s/ Beard Miller Company LLP

Reading, Pennsylvania
February 12, 2004

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
PREPAID AND ACCRUED TAXES


                                                             December 31,
                                                      --------------------------
                                                         2003          2002
                                                      ------------   -----------
   State gross receipts tax                             ($76,894)      ($18,173)
   State sales tax                                       (38,218)       (24,577)
   State capital stock                                   (25,174)        (8,000)
   State income tax                                        3,036        (11,001)
   State use taxes                                        (1,040)             0
   Federal income tax                                    239,185        (26,892)
   Education assessment                                        0          2,693
   PUC assessment                                         10,793         10,674
   Local and county taxes                                 30,846         21,380
   PURTA                                                       0         (3,333)
   PSC assessment                                              0          1,649
                                                      -----------    ----------

                                                        $142,534       ($55,580)
                                                      ===========    ==========


--------------------------------------------------------------------------------
                                   16          Beard Miller Company LLP
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


VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
OPERATING REVENUES AND TAXES, OTHER THAN INCOME


                                                      Years Ended December 31,
                                                      --------------------------
                                                         2003          2002
                                                      ------------   -----------
OPERATING REVENUES

   Residential sales                                  $ 5,418,301    $1,053,391
   Commercial and industrial sales                      2,868,120       594,119
   Interruptible sales                                    454,738        51,166
   Customers' forfeited discounts                          48,979         4,403
   Transportation sales                                 1,353,514       276,873
   Under recovered gas costs                              701,548        58,889
                                                      -----------    -----------

                                                      $10,845,200    $2,038,841
                                                      ===========    ===========

TAXES, OTHER THAN INCOME

   State capital stock                                $    21,000    $    8,000
   State gross receipts                                    63,721        14,356
   Local and county taxes                                  75,503        11,660
   State PSC assessment                                     9,454           825
   PURTA                                                   35,765         3,333
   State use tax                                            1,040             0
   State PUC assessment                                    21,466         3,558
                                                      -----------    -----------

                                                      $   227,949    $   41,732
                                                      ===========    ===========


--------------------------------------------------------------------------------
                                   17          Beard Miller Company LLP
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


VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
DISTRIBUTION, OPERATION; DISTRIBUTION, MAINTENANCE; CUSTOMER ACCOUNTS AND GENERAL AND ADMINISTRATIVE EXPENSES


                                                       Years Ended December 31,
                                                      --------------------------
                                                         2003            2002
                                                      -----------    -----------
DISTRIBUTION, OPERATION

   Mains and services                                 $   373,697    $   35,819
   Measuring and regulating  station - general              3,796         4,998
   Measuring and regulating  station - city gate            9,730           246
   Industrial/commercial meters and regulators             33,466         5,387
   Meters and house regulator                              78,293         7,985
   Customer installations                                  73,868        14,853
   Distribution load dispatching                          104,669        18,807
   Other operating expense                                 35,437        25,296
                                                      -----------    -----------

                                                      $   712,956    $  113,391
                                                      ===========    ===========

DISTRIBUTION, MAINTENANCE

   Structures and improvements                        $    26,719    $    2,324
   Mains                                                   77,751         5,779
   Measuring and regulating  station - general             20,913         1,797
   Measuring and regulating  station - industrial             211            82
   Measuring and regulating  station - city gate           10,523           144
   Services                                                26,957         2,860
   Meters and house regulators                             26,146         3,386
   Supervision and engineering                            101,612        14,334
   Liquid petroleum gas                                    27,104         4,324
                                                      -----------    -----------

                                                      $   317,936    $   35,030
                                                      ===========    ===========

CUSTOMER ACCOUNTS

   Meter reading                                      $    65,810    $   11,627
   Customer records and collections                       392,380        40,560
   Uncollectible accounts                                 211,266        26,834
   Miscellaneous customer                                  16,372         1,265
                                                      -----------    -----------

                                                      $   685,828    $   80,286
                                                      ===========    ===========


--------------------------------------------------------------------------------
                                   18          Beard Miller Company LLP
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


VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
DISTRIBUTION, OPERATION; DISTRIBUTION, MAINTENANCE; CUSTOMER ACCOUNTS AND GENERAL AND ADMINISTRATIVE EXPENSES (CONTINUED)


                                                     Years Ended December 31,
                                                   ----------------------------
                                                       2003           2002
                                                   ------------     -----------
GENERAL AND ADMINISTRATIVE

   General and  administrative salaries               $310,173      $   42,842
   Pensions and benefits                                 2,184          17,621
   Office supplies and expense                          75,238          27,810
   Outside services                                    161,547          26,048
   Property insurance                                   16,588           2,752
   Injuries and damage                                  58,987           8,611
   Rents                                                 6,000             500
   General advertising                                   5,922           1,014
   Miscellaneous general                                 6,850             300
   Directors' committee                                 49,877          26,894
   Travel and training                                     970               0
   Maintenance, general plant                            8,576           1,470
                                                    -----------     -----------
                                                      $702,912      $   155,862
                                                    ===========     ===========


--------------------------------------------------------------------------------
                                   19          Beard Miller Company LLP
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


VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
BALANCE SHEET, BY DIVISION


                                           ASSETS

                                               December 31, 2003
                               ---------------------------------------------------
                                  Valley      Valley
                                Energy of     Energy
                                   PA          of NY      Eliminations   Total
                               -----------   ----------   -----------  -----------
UTILITY PLANT

   Gas plant in service        $18,451,815   $3,938,626   $        0   $22,390,441
   Accumulated depreciation     (5,830,417)  (1,237,926)           0    (7,068,343)
                               -----------   ----------   -----------  -----------

                                12,621,398    2,700,700            0    15,322,098

   Construction work in
      progress                      43,704       14,135            0        57,839
                               -----------   ----------   -----------  -----------

      Total Utility Plant, Net  12,665,102    2,714,835            0    15,379,937
                               -----------   ----------   -----------  -----------

NON-UTILITY PROPERTY                25,490            0            0        25,490
                               -----------   ----------   -----------  -----------

CURRENT ASSETS

   Cash and cash equivalents       141,327            0            0       141,327
   Accounts receivable:
      Customers                    554,755      387,787            0       942,542
      Unbilled revenues            223,711       27,992            0       251,703
      Other receivables              3,643            0            0         3,643
   Advances, affiliates            737,461            0     (637,063)      100,398
   Natural gas inventories       2,260,495            0            0     2,260,495
   Materials and supplies          177,782            0            0       177,782
   Prepaid taxes                    92,130       50,404            0       142,534
   Deferred income taxes            47,648        5,742            0        53,390
   Under recovered gas costs       676,660            0     (101,680)      574,980
                               -----------   ----------   -----------  -----------

      Total Current Assets       4,915,612      471,925     (738,743)    4,648,794
                               -----------   ----------   -----------  -----------

DEFERRED DEBITS AND OTHER ASSETS

   Prepaid expenses and other      195,640            0            0       195,640
   Under recovered gas costs       309,762      168,040            0       477,802
                               -----------   ----------   -----------  -----------

      Total Deferred Debits
         and Other Assets          505,402      168,040            0       673,442
                               -----------   ----------   -----------  -----------

      Total Assets             $18,111,606   $3,354,800    ($738,743)  $20,727,663
                               ===========   ==========   ===========  ===========


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                            LIABILITIES AND STOCKHOLDER'S EQUITY




                                                             December 31, 2003
                                             ---------------------------------------------------
                                                Valley      Valley
                                              Energy of     Energy
                                                 PA          of NY      Eliminations   Total
                                             -----------   ----------   -----------  -----------
STOCKHOLDER'S EQUITY

   Common stock                              $   673,408   $2,326,592   $        0   $ 3,000,000
   Retained earnings (deficit)                   297,204      (81,410)           0       215,794
                                             -----------   ----------   -----------  -----------

      Total Stockholder's Equity                 970,612    2,245,182            0     3,215,794
                                             -----------   ----------   -----------  -----------

NOTE PAYABLE TO PARENT                        12,371,619            0            0    12,371,619
                                             -----------   ----------   -----------  -----------

CURRENT LIABILITIES

   Line of credit, parent                      2,545,827      224,173            0     2,770,000
   Note payable to parent, current
      portion                                    290,334            0            0       290,334
   Advances, due to affiliate                          0      637,063     (637,063)            0
   Accounts payable                               79,512            0            0        79,512
   Due for purchased gas                         752,871            0            0       752,871
   Accrued expenses                              216,953            0            0       216,953
   Customer deposits                              69,273        2,455            0        71,728
   Over collected gas costs                            0      101,680     (101,680)            0
                                             -----------   ----------   -----------  -----------

      Total Current Liabilities                3,954,770      965,371     (738,743)    4,181,398
                                             -----------   ----------   -----------  -----------

DEFERRED CREDITS AND OTHER
   LIABILITIES

   Deferred income taxes                         162,233       83,512            0       245,745
   Regulatory liability                          267,700       60,735            0       328,435
   Accrued postretirement cost                   384,672            0            0       384,672
                                             -----------   ----------   -----------  -----------

      Total Deferred Credits and
         Other Liabilities                       814,605      144,247            0       958,852
                                             -----------   ----------   -----------  -----------


      Total Liabilities and
         Stockholder's Equity                $18,111,606   $3,354,800    ($738,743)  $20,727,663
                                             ===========   ==========   ===========  ===========


--------------------------------------------------------------------------------
                                   20          Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
-------------------------------------------------------------------------------
STATEMENT OF INCOME, BY DIVISION




                                                           Year Ended December 31, 2003
                                            ---------------------------------------------------
                                               Valley      Valley
                                             Energy of     Energy
                                                PA          of NY      Eliminations   Total
                                            -----------   ----------   -----------  -----------

OPERATING REVENUES                          $7,958,982    $2,886,218      $     0   $10,845,200

GAS PURCHASED                                4,725,689     2,008,817            0     6,734,506
                                            -----------   ----------   -----------  -----------

      Operating Revenues in
         Excess of Gas Purchased             3,233,293       877,401            0     4,110,694
                                            -----------   ----------   -----------  -----------

OTHER OPERATING EXPENSES

   Distribution expenses:
      Operation                                512,407       200,549            0       712,956
      Maintenance                              267,172        50,764            0       317,936
   Customer accounts                           498,185       187,643            0       685,828
   General and administrative                  596,838       106,074            0       702,912
   Depreciation and
      amortization                             590,216       126,900            0       717,116
   Taxes, other than income                     79,271       148,678            0       227,949
                                            -----------   ----------   -----------  -----------

      Total Other Operating
         Expenses                            2,544,089       820,608            0     3,364,697
                                            -----------   ----------   -----------  -----------

      Income from Operations                   689,204        56,793            0       745,997
                                            -----------   ----------   -----------  -----------

OTHER INCOME                                   184,443             0            0       184,443
                                            -----------   ----------   -----------  -----------

OTHER EXPENSES

   Interest                                    459,145        97,691            0       556,836
   Other                                       136,412           459            0       136,871
                                            -----------   ----------   -----------  -----------

      Total Other Expenses                     595,557        98,150            0       693,707
                                            -----------   ----------   -----------  -----------

      Income (Loss) before Income
         Taxes (Benefits)                      278,090       (41,357)           0       236,733
                                            -----------   ----------   -----------  -----------

INCOME TAXES (BENEFITS)

   Federal                                      88,863        (9,792)           0        79,071
   State                                        14,969         9,364            0        24,333
                                            -----------   ----------   -----------  -----------

      Total Income Taxes (Benefits)            103,832          (428)           0       103,404
                                            -----------   ----------   -----------  -----------

      Net Income (Loss)                     $  174,258      ($40,929)     $     0    $  133,329
                                            ===========   ==========   ===========  ===========


--------------------------------------------------------------------------------
                                   21          Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
UTILITY PLANT AND ACCUMULATED DEPRECIATION - PENNSYLVANIA


                                                       Utility Plant                              Accumulated Depreciation
                               -------------------------------------------------------- --------------------------------------------
                                    Cost                                    Cost           Balance
Acct.                             January 1,                   Retire-    December 31,    January 1,   Retire-    Cost of    Salvage
 No.        Account                 2003         Additions      ments        2003           2003        ments     Removals  Received
----- ------------------------ --------------- ------------ ----------- -------------- ------------- ----------- ---------- --------
114   Gas plant acquisition
         account                $  2,284,380    $1,171,842   $  94,933   $  3,361,289   $    21,774   $  94,933   $      0  $ 82,571
311   Liquefied petroleum
         equipment                   333,606             0     333,606              0       291,609     333,606      2,255    35,565
366   Structures and
         improvements                  2,983             0           0          2,983         2,975           0          0         0
367   Mains                        1,020,410             0           0      1,020,410       671,389           0          0         0
369   Meas. and reg. station
         equipment                   200,713             0           0        200,713        87,064           0          0         0
375   Structures and
         improvements                 69,449             0           0         69,449        44,579           0          0         0
376   Mains                        6,920,437       107,816      30,945      6,997,308     1,876,775      30,945      4,666         0
378   Meas. and reg. station
         equipment                   587,640             0           0        587,640       257,333           0          0         0
380   Services                     2,860,042       282,270      18,039      3,124,273     1,033,571      18,039      8,457         0
381   Meters and meter
         installations               710,239        44,210         914        753,535       339,393         914          0         0
383   House reg. and house reg.
         and installations           229,525           654           0        230,179        71,997           0          0         0
385   Ind. meas. and reg.
         station equipment           499,258         9,042       2,400        505,900       259,082       2,400          0         0
387   Other equipment                  4,313         3,708           0          8,021            26           0          0         0
390   Structures and
         improvements                600,148        39,339           0        639,487       236,126           0          0         0
391   Office furniture and
         equipment                    91,906        11,148           0        103,054        34,828           0          0         0
392   Transportation equipment       181,326         5,114      22,592        163,848       166,248      22,592          0         0
393   Stores equipment                 6,588             0           0          6,588         4,688           0          0         0
394   Tools, shop and garage
         equipment                   346,054             0           0        346,054        79,986           0          0         0
396   Power operated
         equipment                   118,020             0           0        118,020       108,720           0          0         0
397   Communication
         equipment                    26,214             0           0         26,214        24,918           0          0         0
398   Miscellaneous equipment          1,803             0           0          1,803         1,090           0          0         0
301   Organization                    18,666             0           0         18,666             0           0          0         0
304   Land and land rights             3,442             0           0          3,442             0           0          0         0
365.2 Rights of way                   42,166             0           0         42,166             0           0          0         0
374   Land and land rights            15,652             0           0         15,652             0           0          0         0
389   Land and land rights           105,121             0           0        105,121             0           0          0         0
                                ------------- ------------- ----------- ------------------------------------------------------------

                                  17,280,101     1,675,143     503,429     18,451,815    $5,614,171    $503,429    $15,378  $118,136
                                                                                        ============ =========== ========== ========

                                                                                               Less depreciation expense
                                                                                                  allocated to plant overhead
      Construction work-in-                                                                    Less depreciation expense
         process                      37,868     5,836 (N)           0         43,704             allocated to New York operations
                                ------------- ------------- ----------- --------------

                                 $17,317,969    $1,680,979    $503,429    $18,495,519             Total Depreciation
                                ============= ============= =========== ==============


                                        Accumulated Depreciation
                                 ---------------------------------------
                                        Depreciation          Balance
Acct.                            -------------------------  December 31,
 No.              Account             Rate       Amount        2003
----- -------------------------- -------------- ---------- -------------
114   Gas plant acquisition
         account                       VAR       $153,341   $  162,753
311   Liquefied petroleum
         equipment                      2.60%       8,687            0
366   Structures and
         improvements                   0.62            8        2,983
367   Mains                             1.79       18,245      689,634
369   Meas. and reg. station
         equipment                      4.40        8,840       95,904
375   Structures and
         improvements                   2.63        1,825       46,404
376   Mains                        2.00 - 2.61    174,202    2,015,366
378   Meas. and reg. station
         equipment                      6.72       39,489      296,822
380   Services                     3.22 - 3.33     98,590    1,105,665
381   Meters and meter
         installations                  2.74       20,048      358,527
383   House reg. and house reg.
         and installations              3.22        7,393       79,390
385   Ind. meas. and reg.
         station equipment              4.11       20,648      277,330
387   Other equipment                   3.66          236          262
390   Structures and
         improvements                   2.43       15,161      251,287
391   Office furniture and
         equipment                     12.50       14,380       49,208
392   Transportation equipment         10.82       15,490      159,146
393   Stores equipment                  6.67          439        5,127
394   Tools, shop and garage
         equipment                      5.00       17,303       97,289
396   Power operated
         equipment                      5.00        1,176      109,896
397   Communication
         equipment                      6.67        1,296       26,214
398   Miscellaneous equipment           6.67          120        1,210
301   Organization                                      0            0
304   Land and land rights                              0            0
365.2 Rights of way                                     0            0
374   Land and land rights                              0            0
389   Land and land rights                              0            0
                                                 --------  ------------

                                                  616,917   $5,830,417
                                                           ============

      Construction work-in-                       (16,665)
         process                                  (10,036)
                                                -----------

                                                 $590,216
                                                ============


(N) Net increase


--------------------------------------------------------------------------------
                                   22          Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
UTILITY PLANT AND ACCUMULATED DEPRECIATION - NEW YORK




                                                      Utility Plant                              Accumulated Depreciation
                              -------------------------------------------------------- --------------------------------------------
                                   Cost                                     Cost          Balance
Acct.                            January 1,                   Retire-    December 31,    January 1,   Retire-    Cost of    Salvage
 No.       Account                 2003         Additions      ments        2003           2003        ments     Removals  Received
----- ----------------------- --------------- ------------ ----------- -------------- ------------- ----------- ---------- --------

114   Gas plant acquisition
         account                $    957,916    $  302,113   $       0     $1,260,029   $     2,712   $       0   $      0  $      0
375   Structures and
         improvements                  1,774             0           0          1,774           516           0          0         0
376   Mains                        1,537,919        57,480         489      1,594,910       741,903         489          0         0
378   Meas. and reg. station
         equipment                    48,117             0           0         48,117        11,517           0          0         0
380   Services                       648,314        51,604       3,552        696,366       251,674       3,552      1,503         0
381   Meters and meter
         installations               154,890        18,684         488        173,086        71,686         488          0         0
383   House reg. and house reg.
         and installations            24,398           719           0         25,117        14,094           0          0         0
385   Ind. meas. and reg.
         station equipment           110,470             0       4,654        105,816        37,646       4,654          0         0
301   Organization                     6,084             0           0          6,084             0           0          0         0
302   Franchises/consents              7,891        18,743           0         26,634             0           0          0         0
374   Land and land rights               693             0           0            693             0           0          0         0
                                 ------------ ------------ ----------- -------------- ------------- ----------- ---------- ---------

                                   3,498,466       449,343       9,183      3,938,626    $1,131,748      $9,183     $1,503  $      0
                                                                                      ============= ============ ========= =========


      Construction work-in-                                                                  Add depreciation expense allocated
         process                       3,716    10,419 (N)           0         14,135           from Pennsylvania operations
                                 ------------ ------------ ----------- --------------

                                  $3,502,182      $459,762      $9,183     $3,952,761           Total Depreciation
                                 ============ ============ =========== ==============



                                        Accumulated Depreciation
                                 ---------------------------------------
                                        Depreciation          Balance
Acct.                            -------------------------  December 31,
 No.              Account             Rate       Amount        2003
----- -------------------------- -------------- ---------- -------------
114   Gas plant acquisition         VAR          $  40,056   $   42,768
         account
375   Structures and               3.00                 53          569
         improvements              3.00             46,330      787,744
376   Mains
378   Meas. and reg. station       3.00              1,443       12,960
         equipment                 3.00             19,888      266,507
380   Services
381   Meters and meter             3.00              5,039       76,237
         installations
383   House reg. and house reg.    3.00                741       14,835
         and installations
385   Ind. meas. and reg.          3.00              3,314       36,306
         station equipment                               0            0
301   Organization                                       0            0
302   Franchises/consents                                0            0
374   Land and land rights                      ----------  -------------

                                                   116,864   $1,237,926
                                                            =============


      Construction work-in-
         process                                    10,036
                                                -----------


                                                  $126,900
                                                ===========


(N)  Net increase


--------------------------------------------------------------------------------
                                   23          Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
PREPAID AND ACCRUED TAXES, BY DIVISION



                                                  December 31, 2003
                                        ----------------------------------------
                                          Valley        Valley
                                         Energy of     Energy of
                                            PA            NY           Total
                                        -----------   -----------    -----------
   State gross receipts tax             $        0      ($76,894)      ($76,894)
   State sales tax                         (25,432)      (12,786)       (38,218)
   State capital stock                     (25,174)            0        (25,174)
   State income tax                              0         3,036          3,036
   Federal income tax                      132,983       106,202        239,185
   PUC assessment                           10,793             0         10,793
   Local and county taxes                        0        30,846         30,846
   State use tax                            (1,040)            0         (1,040)
                                        -----------   -----------    -----------
                                           $92,130     $  50,404       $142,534
                                        ===========   ===========    ===========


--------------------------------------------------------------------------------
                                   24          Beard Miller Company LLP
                                               Certified Public Accountants and
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


VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
OPERATING REVENUES AND TAXES, OTHER THAN INCOME, BY DIVISION


                                              Year Ended December 31, 2003
                                        ----------------------------------------
                                          Valley        Valley
                                         Energy of     Energy of
                                            PA            NY           Total
                                        -----------   -----------    -----------

OPERATING REVENUES

   Residential sales                    $4,076,761    $1,341,540     $ 5,418,301
   Commercial and industrial sales       1,744,898     1,123,222       2,868,120
   Interruptible sales                     221,134       233,604         454,738
   Customers' forfeited discounts           28,775        20,204          48,979
   Transportation sales                  1,261,108        92,406       1,353,514
   Under recovered gas costs               626,306        75,242         701,548
                                        -----------   -----------    -----------

      Total Operating Revenues          $7,958,982    $2,886,218     $10,845,200
                                        ===========   ===========    ===========

TAXES, OTHER THAN INCOME

   State capital stock                  $   21,000    $        0     $    21,000
   State gross receipts                          0        63,721          63,721
   Local and county taxes                        0        75,503          75,503
   State PSC assessment                          0         9,454           9,454
   PURTA                                    35,765             0          35,765
   State use tax                             1,040             0           1,040
   State PUC assessment                     21,466             0          21,466
                                        -----------   -----------    -----------
      Total Taxes, Other than Income    $   79,271    $  148,678     $   227,949
                                        ===========   ===========    ===========


--------------------------------------------------------------------------------
                                   25          Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
DISTRIBUTION, OPERATION; DISTRIBUTION, MAINTENANCE; CUSTOMER ACCOUNTS AND GENERAL AND ADMINISTRATIVE EXPENSES, BY DIVISION




                                                                Year Ended December 31, 2003
                                                          ----------------------------------------
                                                            Valley        Valley
                                                           Energy of     Energy of
                                                              PA            NY           Total
                                                          -----------   -----------    -----------
DISTRIBUTION, OPERATION

   Mains and services                                       $321,250      $ 52,447       $373,697
   Measuring and regulating station - general                  3,407           389          3,796
   Measuring and regulating station - city gate                8,084         1,646          9,730
   Industrial/commercial meters and regulators                29,238         4,228         33,466
   Meters and house regulator                                 60,463        17,830         78,293
   Customer installations                                     63,848        10,020         73,868
   Distribution load dispatching                              (3,503)      108,172        104,669
   Other operating expense                                    29,620         5,817         35,437
                                                          -----------   -----------    ----------

      Total Distribution, Operation                         $512,407      $200,549       $712,956
                                                          ===========   ===========    ==========

DISTRIBUTION, MAINTENANCE

   Structures and improvements                            $   25,095      $  1,624       $ 26,719
   Mains                                                      60,744        17,007         77,751
   Measuring and regulating station - general                 18,293         2,620         20,913
   Measuring and regulating station - industrial                   0           211            211
   Measuring and regulating station - city gate               10,523             0         10,523
   Services                                                   21,290         5,667         26,957
   Meters and house regulators                                24,690         1,456         26,146
   Supervision and engineering                                81,917        19,695        101,612
   Liquid petroleum gas                                       24,620         2,484         27,104
                                                          -----------   -----------    ----------

      Total Distribution, Maintenance                       $267,172      $ 50,764       $317,936
                                                          ===========   ===========    ==========

CUSTOMER ACCOUNTS

   Meter reading                                          $   51,941      $ 13,869       $ 65,810
   Customer records and collections                          329,507        62,873        392,380
   Uncollectible accounts                                    103,286       107,980        211,266
   Miscellaneous customer                                     13,451         2,921         16,372
                                                          -----------   -----------    ----------

      Total Customer Accounts                               $498,185      $187,643       $685,828
                                                          ===========   ===========    ==========


--------------------------------------------------------------------------------
                                   26          Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants

VALLEY ENERGY, INC.
--------------------------------------------------------------------------------
DISTRIBUTION, OPERATION; DISTRIBUTION, MAINTENANCE; CUSTOMER ACCOUNTS AND GENERAL AND ADMINISTRATIVE EXPENSES, BY DIVISION (CONTINUED)


                                              Year Ended December 31, 2003
                                        ----------------------------------------
                                           Valley        Valley
                                          Energy of     Energy of
                                            PA            NY           Total
                                        -----------   -----------    -----------
GENERAL AND ADMINISTRATIVE

   General and administrative salaries    $263,005    $   47,168       $310,173
   Pensions and benefits                     1,817           367          2,184
   Office supplies and expense              62,910        12,328         75,238
   Outside services                        134,196        27,351        161,547
   Property insurance                       16,588             0         16,588
   Injuries and damage                      52,455         6,532         58,987
   Rents                                     4,951         1,049          6,000
   General advertising                       4,964           958          5,922
   Miscellaneous general                     6,210           640          6,850
   Directors' committee                     41,166         8,711         49,877
   Travel and training                           0           970            970
   Maintenance, general plant                8,576             0          8,576
                                        -----------   -----------    -----------

      Total General and Administrative    $596,838      $106,074       $702,912
                                        ===========   ===========    ===========


--------------------------------------------------------------------------------
                                   27          Beard Miller Company LLP
                                               Certified Public Accountants and
                                               Consultants